[redacted]

08028082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2008
Washington DC
111

RECD S.E.C.
FEB 28 2008
503

SEC FILE NUMBER
8- 52158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFIC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 Old Valley Road
(No. and Street)

King of Prussia (City) PA (State) 19044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Resnick, Amsterdam, Leshner, PC
(Name – *if individual, state last, first, middle name*)

653 Skippack Pike, Suite 300 (Address) Blue Bell (City) PA (State) 19422 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward M. McLean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFIC Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer/CEO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANN M. SUPLEE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires March 21, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VFIC SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

VFIC SECURITES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

RESNICK
AMSTERDAM
LESHNER P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS DEVELOPMENT SPECIALISTS

653 Skippack Pike • Suite 300
Blue Bell, Pennsylvania 19422
215-628-8080
email: RAL@ral-cpa.com
website: www.ral-cpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

We have audited the accompanying balance sheet of VFIC Securities, Inc. as of December 31, 2007 and the related statements of income, comprehensive income and changes in accumulated other comprehensive income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Resnick Amsterdam Leshner PC

Blue Bell, Pennsylvania
February 18, 2008

Steven Resnick, CPA • Allen J. Amsterdam, CPA • Michael A. Leshner, CPA, CVA • Dennis R. Urffer, CPA, CSEP • Gary M. Loewenterm, CPA, CVA • Michael R. Wolf, CPA

VFIC SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

ASSETS

Cash	$	33,496
Accounts receivable		27,152
Federal income tax receivable		1,150
Prepaid expenses		16,799
Investment		24,745
	$	103,342

LIABILITIES AND STOCKHOLDERS' EQUITY

Liability:		
Accounts payable - affiliate	$	3,420
Stockholders' equity:		
Capital stock, no par value; authorized, 100,000 shares; issued and outstanding, 100,000 shares		15,000
Retained earnings		65,905
Accumulated other comprehensive income		19,017
		99,922
	$	103,342

The accompanying notes are an integral part of these financial statements

VFIC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

	Amount	Percentage of Revenues
Revenues:		
Commissions	$ 767,293	91.7 %
Interest and dividends	3,503	0.4
Miscellaneous income	65,523	7.9
	836,319	100.0
Expenses:		
Broker dealer fees	3,674	0.4
Dues and licenses	5,489	0.7
Employee benefits	55,804	6.7
Insurance	11,436	1.4
Maintenance expense	328	
Management fee	460,012	55.0
Office expenses	3,764	0.5
Professional fees	7,146	0.9
Rent	15,744	1.9
Salaries	169,431	20.3
Selling	5,475	0.7
Supplies	9,151	1.1
Telecommunication	4,945	0.6
Travel and entertainment	6,467	0.8
	758,866	91.0
Net income	$ 77,453	9.0 %

The accompanying notes are an integral part of these financial statements

VFIC SECURITIES, INC.
STATMENT OF COMPREHENSIVE INCOME AND CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

Comprehensive income:		
Net income	$	77,453
Other comprehensive income:		
Unrealized gain on investments		9,350
Comprehensive income	$	86,803

Changes in accumulated other comprehensive income:		
Beginning of year, as previously reported	$	6,895
Prior period adjustment:		
Overstatement of income taxes		2,772
Beginning of year, as adjusted		9,667
Other comprehensive income		9,350
End of year	$	19,017

The accompanying notes are an integral part of these financial statements

VFIC SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2007, as previously reported	15,000	$ 33,913	$ 6,895	$ 55,808
Overstatment of income taxes			2,772	2,772
Balance, January 1, 2007, as adjusted	15,000	33,913	9,667	58,580
Net income		77,453		77,453
Distributions		(45,461)		(45,461)
Other comprehensive income: Unrealized gain on investment			9,350	9,350
Balance, December 31, 2007	15,000	$ 65,905	$ 19,017	$ 99,922

The accompanying notes are an integral part of these financial statements

VFIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

Cash flows from operating activities:		
Net income	$	77,453
Adjustments to reconcile net income to net cash provided by operating activities:		
Prior period adjustment - overstatement of income tax		2,772
(Increase) decrease in:		
Accounts receivable		3,622
Federal tax receivable		(1,150)
Prepaid expenses		(9,857)
(Decrease) in:		
Accounts payable - affiliate		(13,008)
Deferred income tax		(2,000)
Net cash provided by operating activities		57,832
Cash flows from financing activities:		
Distributions		(45,461)
Net cash used by financing activities		(45,461)
Net increase in cash and cash equivalents		12,371
Cash and cash equivalents at beginning of year		21,125
Cash and cash equivalents at end of year	$	33,496

The accompanying notes are an integral part of these financial statements

VFIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

1. Nature of operations:

VFIC Securities, Inc. (the Company) is a broker-dealer who operates a branch in a suburban community in Pennsylvania. The broker-dealer's primary source of revenue is from commissions on investment transactions in mutual funds and private equity securities. Customers are predominately located in the Northeast section of the United States.

2. Summary of significant accounting policies:

Basis of accounting:

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Cash and cash equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments purchased with original maturities of three months or less.

Commissions:

Commissions and related management fees are recorded on a trade-date basis as securities transactions occur.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued):

Financial instruments:

The Company's financial instruments are cash and cash equivalents, accounts receivable, investments, and accounts payable to affiliate. The recorded values of cash and cash equivalents, accounts receivable, investments, and accounts payable to affiliate approximate their fair values based on their short-term nature. Investments are recorded at estimated fair value. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits.

3. Investment:

The investment at December 31, 2007 is comprised of 500 shares of common stock in NASDAQ Stock Market, Inc. The investment is carried at fair value using market quotations from a national service. The cost basis is $10,500. The fair value at December 31, 2007 is $24,745. The investment is classified as an available-for-sale security and, accordingly, the related unrealized gain or loss is presented as a separate component of stockholders' equity.

4. Related party transactions:

The Company pays a management fee to Valley Forge Investment Consultants, Inc. (VFIC) for payroll and other management services provided to the Company by VFIC. The management fee for 2007 amounted to $460,012. In addition, Valley Forge Financial Group, Inc. (VFFG) allocates costs to the Company including salary, employee benefits, insurance and occupancy expenses. Rental expense, which amounted to $15,744 in 2007, is paid to an entity controlled by VFFG's controlling stockholder. At December 31, 2007, accounts payable to VFIC were $3,420. VFIC and VFFG have common ownership with the Company.

In 2007, the Company received placement fees from entities controlled owned by VFIC of $9,237 which is included in gross commissions. At December 31, 2007, accounts receivable commissions include $0 due from these entities.

5. Retirement plan:

Eligible employees participate in a 401(k) Savings Plan of an affiliated entity which provides for contributions at the option of the Company. The Company contributed $6,000 to the plan in 2007.

6. Income taxes:

The Company has elected S Corporation status effective January 1, 2006. Earnings and losses after that date will be included in the personal income tax returns of the stockholders. Accordingly, the Company will not incur additional income tax obligations, and future financial statements will not include a provision for income taxes. Prior to the election, income taxes currently payable and deferred income taxes related primarily to unrealized gains or losses on its investment.

7. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $79,411, which was $74,411 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .043 to 1.

The Company is exempt from the reserve requirements under Rule 15c3-3 of the SEC at December 31, 2007 since there were no customer accounts carried on its books as of that date or at an time during the year ended December 31, 2007. Regarding Securities and Exchange Commission Rule 15c3-3 Exemption (k)(2)(i), the Company does not hold customer funds or safekeep customer securities.

8. Prior period adjustment:

Certain errors resulting in the overstatement of previously reported assets and liabilities were discovered during the current period. As described in Note 6, the Company elected S Corporation status but the financial statements for the year ended December 31, 2006 were not adjusted to remove the income tax liabilities.

SUPPLEMENTARY INFORMATION

VFIC SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

Total stockholder's equity	$ 99,922
Nonallowable assets:	
Prepaid expenses	(16,799)
Haircut on investments (15%)	(3,712)
Net capital	$ 79,411
Aggregate indebtedness;	
Accounts payable	$ 3,420

Computation of Basis Net Capital Requirement:

Minimum net capital required	$ 5,000
Excess net capital	$ 74,411
Excess net capital at 1,000 percent	$ 79,069
Ratio: Aggregate indebtedness to net capital	.043 to 1

VFIC SECURITIES, INC.
SCHEDULE II - RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL
AND THE UNAUDITED COMPUTATION UNDER PART IIA
FOR YEAR ENDED DECEMBER 31, 2007
SEE INDEPENDENT AUDITORS' REPORT

ITEM	AS PER ORIGINAL PART IIA QUARTERLY 17a-5(a)	AS PER AUDITED REPORT	DIFFERENCE	EXPLANATION
Total ownership equity from statement of financial condition	$ 97,571	$ 99,922	$ 2,351	Decrease in expenses
Nonallowable assets:				
Investment haircut	(3,712)	(3,712)		
Prepaid expenses	(17,628)	(16,799)	829	Decrease in prepaid expenses
10. Net capital	$ 76,231	$ 79,411	$ 3,180	
Computation of basic net capital requirement:				
11. Minimum net capital requirement (6-2/3% of line 19)	363	228	(135)	
12. Minimum dollar net capital	5,000	5,000		
13. Net capital requirement (greater of 11 or 12)	5,000	5,000		
14. Excess net capital (line 10 less 13)	71,231	74,411	3,180	Decrease in prepaid expenses
15. Excess net capital at 1,000% (line 10 less 10% of line 19)	75,686	79,069	3,383	
Computation of aggregate indebtedness:				
16. Total A. I. liabilities from statement of financial condition	$ 5,451	$ 3,420	(2,031)	Deferred and accrued income taxes
17. Additions	-	-		
19. Total aggregate indebtedness	$ 5,451	$ 3,420		
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)	7.151%	4.307%		

RESNICK
AMSTERDAM
LESHNER P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS DEVELOPMENT SPECIALISTS

653 Skippack Pike • Suite 300
Blue Bell, Pennsylvania 19422
215-628-8080
email: RAL@ral-cpa.com
website: www.ral-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(f)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following;

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Steven Resnick, CPA • Allen J. Amsterdam, CPA • Michael A. Leshner, CPA, CVA • Dennis R. Urffer, CPA, CSEP • Gary M. Loewenterm, CPA, CVA • Michael R. Wolf, CPA

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Ace of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blue Bell, Pennsylvania
February 18, 2008

653 Skippack Pike • Suite 300 • Blue Bell, Pennsylvania 19422 • 215-628-8080 • email: RAL@ral-[illegible]

END